FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2005

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö .....Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

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TELMEX SHAREHOLDERS' MEETINGS

Mexico City, April 28, 2005. Teléfonos de Mexico, S.A. de C.V. (TELMEX) (BMV: TELMEX; NYSE: TMX; NASDAQ: TFONY; LATIBEX: XTMXL) announced that its Extraordinary, Series "L" Special and Annual Shareholders' Meetings were held today, and approved the following issues:

In the Extraordinary Meeting, a two-for-one stock split of Series "AA", "A" and "L" effective on May 25, 2005 (the "stock split"), that will allow shareholders to receive two new shares for each share that they currently own.

The Series "L" Special Meeting ratified Rafael Kalach Mizrahi Ricardo Martín Bringas as Directors and Bernardo Quintana Isaac and Francisco Medina Chávez as Alternate Directors.

The Annual Shareholders' Meeting approved the following:

  The report by the Board of Directors regarding the performance of the Company and its operations for the fiscal year ended December 31, 2004 and the financial statements to that date.

  The payment of a cash dividend of $0.76 Mexican pesos per outstanding share in four equal payments of $0.19 Mexican pesos per share, resulting from the net tax profit account, with its implicit dividend adjustment of $0.38 Mexican pesos per share and $0.095 Mexican pesos per payment as a result of the stock split. Specifically, for holders of American Depositary Shares, the corresponding record dates will be June 22, 2005, September 21, 2005, December 19, 2005 and March 22, 2006 and the payment dates will be June 30, 2005, September 29, 2005, December 28, 2005 and March 30, 2006, respectively.

  The increase of the amount of funds that can be allocated to purchase the Company's own shares by 6 billion pesos.

  The integration of the Board of Directors, the Statutory Auditors and the Executive Committee as follows:

Board of Directors, Directors: 1. Carlos Slim Helú (Lifetime Honorary Chairman); 2. Carlos Slim Domit (Chairman); 3. Emilio Azcárraga Jean (1); 4. Jaime Chico Pardo (Vice Chairman); 5. Antonio Cosío Ariño (1); 6. Laura Diez Barroso de Laviada (1); 7. Amparo Espinosa Rugarcía (1); 8. Elmer Franco Macías (1); 9. Ángel Losada Moreno (1); 10. Rómulo O'Farril Jr. (1); 11. Juan Antonio Pérez Simón (Vice Chairman) (1); 12. Fernando Senderos Mestre (1); 13. Marco Antonio Slim Domit; 14. Rayford Wilkins, Jr.; 15. Richard P. Resnick; 16. Robert L. Henrichs; 17. Rafael Kalach Mizrahi (for Series "L") (1); 18. Ricardo Martín Bringas (for Series "L") (1).

Board of Directors, Alternate Directors (in the respective order): 1. Patrick Slim Domit; 2. Arturo Elías Ayub; 3. Jorge C. Esteve Recolons (1); 4. José Humberto Gutiérrez-Olvera Zubizarreta;

5. Antonio Cosío Pando (1); 6. Eduardo Tricio Haro (1); 7. Ángeles Espinosa Yglesias (1);

8. Agustín Franco Macías (1); 9. Jaime Alverde Goya (1); 10. Antonio Del Valle Ruiz (1); 11. José Kuri Harfush (1); 12. Fernando Solana Morales (1); 13. Eduardo Valdés Acra; 14. Carlos Bernal Verea (1); 15. Federico Laffan Fano (1); 16. Jorge A. Chapa Salazar;

17. Bernardo Quintana Isaac (for Series "L") (1); 18. Francisco Medina Chávez (for Series "L") (1).

  Independent Directors in accordance with Article 14 bis of the "Ley de Mercado de Valores" (Mexican Securities Market Law)

Statutory Auditor: Alberto Tiburcio Celorio and Alternate Statutory Auditor: Fernando Espinosa López.

Executive Committee, Directors: 1. Carlos Slim Domit (President); 2. Juan Antonio Pérez Simón; 3. Jaime Chico Pardo; 4. Richard P. Resnick

Executive Committee, Alternate Directors: (in the respective order) 1. Marco Antonio Slim Domit; 2. Antonio Cosio Ariño; 3. José Humberto Gutierrez-Olvera Zubizarreta; 4. Robert L. Henrichs.

TELMEX is a corporation made up of Teléfonos de México, S.A. de C.V., its subsidiaries and affiliates that provides telecommunications services throughout the country. In addition to other services, this includes operation of the nation's most complete local, domestic and international long distance networks. Additionally, TELMEX offers services like connectivity, Internet access, colocation, web hosting, production and distribution of telephone directories and interconnection services to other telecommunications operators. Additionally, it offers telecommunications services through its international subsidiaries in Argentina, Brazil, Chile, Colombia and Peru.

More information about TELMEX can be accessed on the Internet at www.telmex.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2005.	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. - TELMEX SHAREHOLDERS' MEETINGS